Exhibit 1

BioLineRx Reports Year End 2012 Financial Results

JERUSALEM - March 12, 2013 - BioLineRx Ltd. (NASDAQ: BLRX; TASE: BLRX), a biopharmaceutical development company, today reported its results for the year ended December 31, 2012.

“BioLineRx is rapidly approaching a significant landmark in the evolution of the Company,” stated Kinneret Savitsky, Ph.D., CEO of BioLineRx. “We are eagerly anticipating the interim analysis of the on-going CLARITY Phase 2/3 trial for our lead compound, BL-1020 for schizophrenia, which we expect to receive next week. The analysis will include a recommendation by an independent Data Monitoring Committee (DMC) regarding the number of additional patients needed in order to reach statistical significance on the cognitive effect of BL-1020 compared to Risperidone. Although the data from the ongoing study is completely confidential, based on promising evidence received in previous clinical and pre-clinical trials, we hope the information received will provide a clear indication regarding the strength of the cognition improvement signal, thereby putting us in a stronger position to out-license BL-1020 and move towards commercializing the compound.”

“The PRESERVATION I pivotal CE mark registration trial for our other lead compound, BL-1040 for ventricular remodeling post-AMI, which is being carried out by Ikaria, Inc., continues to progress on an accelerated basis. Currently, there are 15 sites recruiting in Australia, Belgium, Canada, Israel and Spain, and results from the trial are expected in 2014.”

“In addition, our Phase 2 proof-of-concept study for BL-7040, an oral treatment for Inflammatory Bowel Disease (IBD), is nearing completion. This is an open-label study to evaluate the efficacy, pharmacodynamics, safety and tolerability of BL-7040 in up to 30 patients with moderately active ulcerative colitis, a type of IBD. This trial is being carried out at five sites in Israel, and we are expecting to announce results in April 2013.”

“During 2012, we in-licensed several high-profile therapeutic compounds that are already advancing towards clinical testing. This includes BL-8040, a Phase 2-ready drug for the treatment of acute myeloid leukemia (AML) and other hematological cancers. The interest in this program is high, and we have recently signed an agreement with one of the premier cancer centers in the world, MD Anderson Cancer Center in Houston, Texas, to be the lead site in the trial. We are currently in negotiations with two other U.S.-based, world-class facilities for their participation in the trial as well,” continued Dr. Savitsky.

“At the beginning of 2012, we entered the competitive HCV market with the in-licensing of two orally-available compounds for the treatment of Hepatitis C from world renowned experts in the field. BL-8020, an orally available, interferon-free treatment for HCV, is a novel compound with pan-genotypic efficacy, a unique mechanism of action and a synergistic effect with other HCV therapies. We have successfully and rapidly completed pre-clinical development for BL-8020 and expect to launch a Phase 1/2 trial next month. Meanwhile, BL-8030, our other orally-available HCV program, continues to undergo rigorous pre-clinical development in preparation for eventual clinical testing. We have been engaged in advanced discussions with a potential regional co-development partner, which we believe will substantially expedite the development process,” continued Dr. Savitsky.

“In addition, during 2012, we significantly strengthened the patent protection for several key compounds, including BL-1020, which was granted two new patents in Europe, in addition to a new patent granted in the U.S., which effectively extended patent protection for the product by nine years, through 2031. We also reported the receipt of a notice of extension from the USPTO for BL-1040, effectively extending patent protection on this asset for five years, through 2029. We plan to continue to invest substantial efforts at strengthening our IP portfolio.”

Dr. Savitsky concluded, “BioLineRx continues to mature and progress on all fronts, as we anticipate upcoming clinical results and the initiation of new clinical studies for numerous programs in 2013. We are committed to building our business as we discover new compounds, meet current portfolio milestones, and identify partnering opportunities.”

Significant Anticipated 2013 Milestones

•	BL-1020 (Schizophrenia) – results of interim analysis by independent DMC of ongoing Phase 2/3 CLARITY trial expected during the week of March 18

•	BL-8040 (Leukemia and other hematological cancers) – Phase 2 clinical trial expected to commence in Q2 2013

•
BL-5010 (Skin lesions) – development of a new unique applicator prototype for the product should be completed by Q2 2013; pivotal CE Mark registration trial expected to commence in Europe during H2 2013

•	BL-7040 (Inflammatory bowel disease or IBD) – results of Phase 2a proof-of-concept study expected in April 2013

•	BL-8020 (HCV) – Phase 1/2 clinical study expected to commence in April 2013

Philip Serlin, BioLineRx's Chief Financial and Operating Officer, added, “In 2012 we witnessed the increased presence of BioLineRx in the U.S. financial market, with an associated increase in investor awareness. In particular, two U.S. analysts initiated coverage of the Company, and we held a very successful Analyst/Investor Day in New York in December 2012. As a result, currently almost 50% of the Company’s outstanding shares are held by North American investors, and we have seen a nice increase in the trading volume of our shares. In addition, we recently raised $8 million through a direct equity placement, with no underwriting fees or placement commissions, to the OrbiMed group. This additional capital improved the Company’s balance sheet for advancing our pipeline, while strengthening our position as we negotiate potential partnering arrangements. The capital raise will help fund our programs through 2014."

Financial Results for Year Ended December 31, 2012

During the years ended December 31, 2012 and 2011, no revenues were recorded.

Research and development expenses for the year ended December 31, 2012 were NIS 64.3 million ($17.2 million), an increase of NIS 21.7 million ($5.8 million), or 51%, compared to NIS 42.6 million ($11.4 million) for the year ended December 31, 2011. The increase resulted primarily from significantly higher expenses in 2012 associated with the CLARITY clinical trial in respect of BL-1020, which commenced at the end of June 2011 and was still in its initial ramp-up stages during the third and fourth quarters of 2011, as well as a ramp-up in spending on other clinical-stage projects introduced during the second half of 2011 and in 2012.

Sales and marketing expenses for the year ended December 31, 2012 were NIS 3.2 million ($0.9 million), a negligible decrease compared to NIS 3.3 million ($0.9 million) for the year ended December 31, 2011. The Company invested additional resources in its overall business development efforts in 2012, which were primarily offset by savings from efficiencies realized this year due to the reorganization of the Company’s business development team, as well as professional services incurred last year related to the reacquisition of the rights to BL-1020 from Cypress Bioscience. Sales and marketing expenses are expected to increase in the foreseeable future, as the Company continues to increase its business development efforts in respect of BL-1020, as well as a number of other assets.

General and administrative expenses for the year ended December 31, 2012 were NIS 14.0 million ($3.8 million), an increase of NIS 1.3 million ($0.4 million) or 10%, compared to NIS 12.7 million ($3.4 million) for the year ended December 31, 2011. The increase resulted primarily from professional fees and other expenses associated with being a listed company on Nasdaq for a full year in 2012 compared to only five months in 2011, as well as an increase in excise taxes recorded in 2012 in respect of certain non-deductible expenses.

The Company’s operating loss for the year ended December 31, 2012 amounted to NIS 81.6 million ($21.8 million), compared with an operating loss of NIS 58.7 million ($15.7 million) for the comparable period in 2011.

Non-operating income, net, for the year ended December 31, 2012 consists of a NIS 7.3 million ($2.0 million) fair-value adjustment of derivative liabilities on account of the warrants issued in the private placement carried out in February 2012, offset by issuance expenses in the amount of NIS 1.2 million ($0.3 million) allocated to the warrants, as well as the initial commitment and finder’s fees and other one-time expenses in the aggregate amount of NIS 2.1 million ($0.5 million) associated with the Lincoln Park Capital share purchase agreement.

The Company recognized net ﬁnancial income of NIS 1.3 million ($0.4 million) for the year ended December 31, 2012, a decrease of NIS 7.2 million ($1.9 million), compared to net ﬁnancial income of NIS 8.5 million ($2.3 million) for the year ended December 31, 2011. Net financial income for both years results primarily from changes in the average exchange rate of the dollar in relation to the NIS, which were much more pronounced in 2011 than in 2012, and had a positive effect on the Company’s net assets denominated in dollars.

Net loss for the year ended December 31, 2012 amounted to NIS 76.3 million ($20.4 million), compared with a net loss of NIS 50.2 million ($13.4 million) for the comparable period in 2011.

As of December 31, 2012, BioLineRx had NIS 79.8 million ($21.4 million) in cash, cash equivalents and short-term bank deposits. In February 2013, the Company raised $8 million through an equity offering to the OrbiMed group. The Company also utilized its share purchase agreement with Lincoln Park Capital to raise an additional $2.9 million subsequent to year end. The Company’s current holdings of cash, cash equivalents and short-term bank deposits amount to approximately $28 million as of the date of this release.

Net cash used in operating activities was NIS 75.1 million ($20.1 million) for the year ended December 31, 2012 and NIS 42.7 million ($11.4 million) for the year ended December 31, 2011. The NIS 32.4 million increase in net cash used in operating activities during 2012 was primarily the result of increased research and development spending.

Net cash provided by investing activities for the year ended December 31, 2012 was NIS 51.3 million ($13.8 million), compared to net cash used in investing activities of NIS 37.6 million ($10.0 million) for the year ended December 31, 2011. The changes in cash flows from investing activities relate primarily to investments in, and maturities of, short-term bank deposits and other investments during the respective periods.

Net cash provided by financing activities for the year ended December 31, 2012 was NIS 58.9 million ($15.8 million), compared to insignificant amounts of cash flows related to financing activities for the year ended December 31, 2011. The net cash provided by financing activities relates primarily to the private placement completed by the Company in February 2012.

Conference Call and Webcast Information

BioLineRx will hold a conference call to discuss its year-end 2012 results today, March 12, 2013, at 10:00 a.m. EDT. To access the conference call, please dial 1-888-407-2553 from the U.S. or +972-3-918-0610 internationally. The call will also be available via live webcast through BioLineRx’s website. A replay of the conference call will be available approximately two hours after completion of the live conference call. To access the replay, please dial 1-877-456-0009 from the U.S. or +972-3-925-5927 internationally. The replay will be available through March 15, 2013.

(Tables follow)

About BioLineRx

BioLineRx is a publicly-traded biopharmaceutical development company. BioLineRx is dedicated to building a portfolio of products for unmet medical needs or with advantages over currently available therapies. BioLineRx’s current portfolio consists of six clinical stage candidates: BL-1020 for schizophrenia is currently undergoing a Phase II/III study; BL-1040, for prevention of pathological cardiac remodeling following a myocardial infarction, which has been out-licensed to Ikaria Inc., is currently undergoing a pivotal CE-Mark registration trial; BL-5010 for non-surgical removal of skin lesions has completed a Phase I/II study; BL-1021 for neuropathic pain is in Phase I development, BL-7040 for treating inflammatory bowel disease (IBD) is currently undergoing a Phase II trial, and BL-8040 for treating acute myeloid leukemia (AML) and other hematological cancers has completed Phase I. In addition, BioLineRx has six products in various pre-clinical development stages for a variety of indications, including central nervous system diseases, infectious diseases, cardiovascular and autoimmune diseases.

BioLineRx’s business model is based on acquiring molecules mainly from biotechnological incubators and academic institutions. The Company performs feasibility assessment studies and development through pre-clinical and clinical stages, with partial funding from the Israeli Government’s Office of the Chief Scientist (OCS). The final stage includes partnering with medium and large pharmaceutical companies for advanced clinical development (Phase III) and commercialization. For more information on BioLineRx, please visit www.biolinerx.com, the content of which does not form a part of this press release.

Various statements in this release concerning BioLineRx’s future expectations constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may,” “expects,” “anticipates,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are more fully discussed in the “Risk Factors” section of BioLineRx’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission on March 12, 2013. In addition, any forward-looking statements represent BioLineRx’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. BioLineRx does not assume any obligation to update any forward-looking statements unless required by law.

Contacts:
Garth Russell / Todd Fromer
KCSA Strategic Communications
1 212-896-1250 / 1 212-896-1215
grussell@kcsa.com / tfromer@kcsa.com

Tsipi Haitovsky
Public Relations
+972-52-598-9892
tsipih@netvision.net.il

BioLineRx Ltd.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

			Convenience translation into USD
	December 31,		December 31,
	2011	2012	2012
	NIS in thousands		In thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	33,061	68,339	18,307
Short-term bank deposits	65,782	11,459	3,070
Prepaid expenses	687	804	215
Other receivables	3,825	2,254	604
Total current assets	103,355	82,856	22,196

NON-CURRENT ASSETS
Restricted deposits	2,746	3,513	941
Long-term prepaid expenses	204	204	54
Property and equipment, net	4,211	3,172	850
Intangible assets, net	1,144	1,063	285
Total non-current assets	8,305	7,952	2,130
Total assets	111,660	90,808	24,326

Liabilities and equity
CURRENT LIABILITIES
Current maturities of long-term bank loan	307	137	37
Accounts payable and accruals:
Trade	11,275	12,283	3,290
OCS	6,233	6,148	1,647
Other	7,894	5,443	1,458
Total current liabilities	25,709	24,011	6,432

NON-CURRENT LIABILITIES
Long-term bank loan, net of current maturities	110	-	-
Retirement benefit obligations	83	143	38
Warrants	-	10,725	2,873
Total non-current liabilities	193	10,868	2,911
COMMITMENTS AND CONTINGENT LIABILITIES
Total liabilities	25,902	34,879	9,343

EQUITY
Ordinary shares	1,236	1,837	491
Share premium	421,274	464,629	124,468
Capital reserve	31,317	33,802	9,055
Accumulated deficit	(368,069)	(444,339)	(119,031)
Total equity	85,758	55,929	14,983
Total liabilities and equity	111,660	90,808	24,326

BioLineRx Ltd.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year ended December 31,			Convenience translation into USD
	2010	2011	2012	2012
	NIS in thousands			In thousands

REVENUES	113,160	-	-	-
COST OF REVENUES	(25,571)	-	-	-

GROSS PROFIT	87,589	-	-	-

RESEARCH AND DEVELOPMENT EXPENSES, NET	(54,966)	(42,623)	(64,304)	(17,226)
SALES AND MARKETING EXPENSES	(4,609)	(3,308)	(3,227)	(864)
GENERAL AND ADMINISTRATIVE EXPENSES	(14,875)	(12,722)	(14,026)	(3,757)

OPERATING INCOME (LOSS)	13,139	(58,653)	(81,557)	(21,847)
NON-OPERATING INCOME, NET	-	-	3,958	1,060
FINANCIAL INCOME	3,056	12,730	8,819	2,362
FINANCIAL EXPENSES	(8,755)	(4,263)	(7,490)	(2,007)

NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)	7,440	(50,186)	(76,270)	(20,432)

	NIS			USD
EARNINGS (LOSS) PER ORDINARY SHARE - BASIC	0.06	(0.41)	(0.45)	(0.12)
EARNINGS (LOSS) PER ORDINARY SHARE - DILUTED	0.06	(0.41)	(0.45)	(0.12)

BioLineRx Ltd.

CONSOLIDATED CASH FLOW STATEMENTS

	Year ended December 31,			Convenience translation into USD
	2010	2011	2012	2012
	NIS in thousands			In thousands
CASH FLOWS - OPERATING ACTIVITIES
Net income (loss)	7,440	(50,186)	(76,270)	(20,432)
Adjustments required to reflect net cash provided by (used in) operating activities (see appendix below)	33,231	7,445	1,125	301
Net cash provided by (used in) operating activities	40,671	(42,711)	(75,145)	(20,131)

CASH FLOWS - INVESTING ACTIVITIES
Investments in short-term deposits	(28,333)	(63,456)	(12,025)	(3,221)
Maturities of short-term deposits	-	27,308	64,801	17,359
Investments in restricted deposits	(206)	(1,000)	(775)	(208)
Maturities of restricted deposits	1,353	675	-	-
Purchase of property and equipment	(1,853)	(951)	(598)	(160)
Purchase of intangible assets	(492)	(133)	(61)	(16)
Net cash provided by (used in) investing activities	(29,531)	(37,557)	51,342	13,754

CASH FLOWS - FINANCING ACTIVITIES
Issuance of share capital and warrants, net of issuance expenses	-	-	59,207	15,861
Proceeds of bank loan	1,020	-	-	-
Repayments of bank loan	(281)	(308)	(300)	(80)
Proceeds from exercise of employee stock options	26	1	2	1
Net cash provided by (used in) financing activities	765	(307)	58,909	15,782

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	11,905	(80,605)	35,106	9,405
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	105,890	111,746	33,061	8,856
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(6,049)	1,920	172	46
CASH AND CASH EQUIVALENTS - END OFYEAR	111,746	33,061	68,339	18,307

* Less than 1,000.

BioLineRx Ltd.

CONSOLIDATED CASH FLOW STATEMENTS

	Year ended December 31,			Convenience translation into USD
	2010	2011	2012	2012
	NIS in thousands			In thousands
APPENDIX

Adjustments required to reflect net cash provided by (used in) operating activities:
Income and expenses not involving cash flows:
Depreciation and amortization	1,814	1,563	1,524	409
Impairment of intangible assets	1,846	88	-	-
Retirement benefit obligations	79	53	60	16
Long-term prepaid expenses	954	(8)	-	-
Exchange differences on cash and cash equivalents	6,049	(1,920)	(172)	(46)
Warrant issuance costs	-	-	1,204	323
Gain on adjustment of warrants to fair value	-	-	(7,265)	(1,946)
Commitment fee paid by issuance of share capital	-	-	880	235
Share-based compensation	6,557	3,983	3,138	841
Interest and exchange differences on short-term deposits	296	(1,597)	1,547	414
Interest and linkage on bank loan	-	(14)	20	5
Interest and exchange differences on restricted deposits	143	(7)	8	2
	17,738	2,141	944	253

Changes in operating asset and liability items:
Decrease in trade accounts receivable and other receivables	34,798	1,847	1,454	389
Increase (decrease) in accounts payable and accruals	(19,305)	3,457	(1,273)	(341)
	15,493	5,304	181	48

	33,231	7,445	1,125	301

Supplementary information on investing and financing activities not involving cash flows:
Credit received in connection with purchase of property and equipment	104	265	10	3
Credit received in connection with purchase of intangible assets	100	-	-	-

Supplementary information on interest received in cash	1,013	1,825	1,720	461